SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Audit Report of Woori Bank

Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 19, 2019

Audit reports have been furnished as exhibits 99.1 & 99.2

< Consolidated Audit Report >

1.	Independent Auditor’s Opinion : Unqualified Opinion

2. Key Earnings Figures

	(Units: KRW)
Item	FY 2018(1)	FY 2017
Revenue*	19,940,555,773,082	23,725,105,810,531
Operating Income	2,759,301,553,030	2,156,741,279,645
Income before Income Tax	2,804,871,762,682	1,949,505,922,161
Net Income	2,051,648,820,324	1,530,088,262,445
Income Attributable to Controlling Interests	2,033,182,297,297	1,512,147,816,668

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial products and other operating income (and excludes non-operating income)

(1) The figures above have been audited by our independent auditor and should be referred to in lieu of the preliminary figures disclosed in the Report of Foreign Private Issuer on Form 6-K furnished by Woori Financial Group to the Securities and Exchange Commission on February 11, 2019.

3. Key Financial Figures

	(Units: KRW)
Item	FY 2018	FY 2017
Total Assets	340,447,183,384,855	316,295,461,166,850
Total Liabilities	318,494,137,861,684	295,730,561,030,343
Total Shareholders’ Equity	21,953,045,523,171	20,564,900,136,507
Total Shareholders’ Equity *	21,739,932,745,932	20,365,891,423,297
Capital Stock	3,381,391,855,000	3,381,391,855,000
Shareholders’ Equity*/ Capital Stock (%)	642.9	602.3
Number of Consolidated Subsidiaries	64	53

*	Excluding non-controlling interests

< Non-consolidated Audit Report >

1.	Independent Auditor’s Opinion : Unqualified Opinion

2. Key Earnings Figures

	(Units: KRW)
Item	FY 2018	FY 2017
Revenue*	17,611,403,936,778	21,026,141,318,876
Operating Income	2,415,690,702,181	1,790,558,836,819
Net Income before Income Tax	2,485,630,321,745	1,620,222,673,757
Net Income	1,810,903,184,989	1,276,112,213,039

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial products and other operating income (and excludes non-operating income)

3. Key Financial Figures

	(Units: KRW)
Item	FY 2018	FY 2017
Total Assets	317,392,879,597,073	296,737,570,746,838
Total Liabilities	296,343,878,685,672	276,943,480,696,748
Total Shareholders’ Equity	21,049,000,911,401	19,794,090,050,090
Capital Stock	3,381,391,855,000	3,381,391,855,000
Shareholders’ Equity/ Capital Stock (%)	622.5	585.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 19, 2019	By: /s/ Kyong-Hoon Park
(Signature)

	Name:	Kyong-Hoon Park
	Title:	Deputy President